[Translation]

                                                                    May 10, 2006
To Whom It May Concern:

                                     Company Name:
                                          TOYOTA MOTOR CORPORATION
                                     Name and Title of Representative:
                                          Katsuaki Watanabe, President
                                     (Code Number: 7203
                                          Securities exchanges throughout Japan)
                                     Name and Title of Contact Person:
                                          Masaki Nakatsugawa
                                          General Manager, Accounting Division
                                     Telephone Number: 0565-28-2121


    Notice Concerning the Partial Amendment of the Articles of Incorporation

We hereby give notification that, at the meeting of the Board of Directors of Toyota Motor Corporation ("TMC") held on May 10, 2006, TMC has decided to propose the partial amendment of its Articles of Incorporation at the FY2006 Ordinary General Shareholders' Meeting scheduled to be held on June 23, 2006, as described below.

1.    Reasons for Amendment

      (1)In accordance with the enforcement of the "Corporation Act" (Law No. 86, 2005) as of May 1, 2006, TMC will establish new provisions in its Articles of Incorporation as below:

            (i) TMC will establish a new provision which provides for the rights that the shareholders may exercise with regard to shares constituting less than one unit (tangen) of shares (proposed amendment of Article 6, Paragraph 2).

            (ii) For the purpose of the efficient procedures of general meetings of shareholders, TMC will establish a new provision which enables TMC to determine the number of proxies attending general meetings of shareholders (proposed amendment of Article 14, Paragraph 3).

            (iii) TMC will establish a new provision which enables the disclosure of reference documents, etc. for general meetings of shareholders on the Internet which shall be deemed as the delivery of such documents (proposed amendment of Article 15). With regard to this provision, TMC has not decided to exercise it immediately after the amendment of its Articles of Incorporation, but will hereafter consider its execution.

            (iv) In order to make flexible decisions in response to the various changes in business conditions, TMC will establish a new provision which enables resolutions of meetings of the Board of Directors by way of written document (proposed amendment of Article 19, Paragraph 3).

            (v) TMC will establish a new provision which enables conclusion of liability limitation agreements with outside Corporate Auditors (proposed amendment of Article 29).

            (vi) TMC will establish a new provision which enables distribution of dividends from surplus by a resolution of the Board of Directors (proposed amendment of Article 32, Paragraph 3). With regard to this provision, TMC will not exercise it immediately after the amendment of its Articles of Incorporation, but will make such amendment in order to secure flexible capital policy.

      (2) In accordance with the abolishment of the system for deducting the number of shares repurchased and cancelled from the total number of authorized shares in the "Corporation Act" (Law No. 86, 2005), the descriptions concerning such deduction will be deleted, and the number of shares that have been deducted in previous years will be added to the total number of authorized shares (proposed amendment of Article 5, Paragraph 1).

      (3) In addition to the above, TMC will make necessary amendments, such as addition and deletion of provisions, change of expressions and renumbering of Articles.

2.    Details of Amendments

      The details of amendments are as shown in the attached document.

3.    Schedule for Amendment

      The amendment of the Articles of Incorporation is scheduled to be proposed at the FY2006 Ordinary General Shareholders' Meeting of TMC on June 23, 2006.

                                                                                                (Amended parts are underlined)
------------------------------------------------------------------------------------------------------------------------------

            Current Articles of Incorporation                                         Proposed Amendments

==============================================================================================================================

 CHAPTER II. SHARES                                               CHAPTER II. SHARES
------------------------------------------------------------------------------------------------------------------------------
 Article 5. (Total Number of Authorized Shares,                   Article 5. (Total Number of Authorized Shares and
              ----------------------------------                              -------------------------------------
    Number of Shares Constituting One Unit (tangen)                  Issuance of Share Certificates)
    -----------------------------------------------                  -------------------------------
    and Non-issuance of Share Certificates for Less than
    ----------------------------------------------------
    a Unit (tangen) of Shares)
    --------------------------

  1. The total number of shares authorized to be issued            1. The total number of shares which the Corporation is
     --------------------------------------------------               --------------------------
  by the Corporation shall be ten billion                          authorized to issue shall be ten billion
  (10,000,000,000).  Provided, however, that in the event          -------------------
                    -------------------------------------          (10,000,000,000).
  the Corporation repurchases and cancels any of its
  --------------------------------------------------
  issued shares, the total number of such authorized
  --------------------------------------------------
  shares shall be reduced by the number of such
  ---------------------------------------------
  repurchased and cancelled shares accordingly.
  ---------------------------------------------

  (New)                                                            2. The Corporation shall issue share certificates
                                                                   -------------------------------------------------
                                                                      representing its issued shares.
                                                                   -------------------------------
                                                                --------------------------------------------------------------
  (New)                                                           Article 6. (Number of Shares Constituting One Unit
                                                                  --------------------------------------------------
                                                                     (tangen), Rights to Shares Constituting Less than
                                                                     -------------------------------------------------
                                                                     One Unit (tangen) and Non-issuance of Share
                                                                     -------------------------------------------
                                                                     Certificates for Shares Constituting Less than One
                                                                     --------------------------------------------------
                                                                     Unit (tangen))
                                                                     --------------
  2. The number of shares constituting one unit (tangen)           1. The number of shares constituting one unit (tangen)
  -  ---------------------------------------------------           -  ---------------------------------------------------
  of shares of the Corporation shall be hundred (100).             of shares of the Corporation shall be one hundred
                                                                   (100).

  (New)                                                            2. The shareholders of the Corporation are not entitled
                                                                   -------------------------------------------------------
                                                                   to exercise any rights to shares constituting less than
                                                                   -------------------------------------------------------
                                                                   one unit (tangen) of shares held by the shareholders,
                                                                   -----------------------------------------------------
                                                                   other than the rights provided for in each Item of
                                                                   --------------------------------------------------
                                                                   Article 189, Paragraph 2 of the Corporation Act
                                                                   -----------------------------------------------
                                                                   (Kaisha-hou).
                                                                   -------------


  3. The Corporation shall not issue shares certificates           3. Notwithstanding Paragraph 2 of the preceding
  for shares less than one unit (tangen) of shares.                   --------------------------------------------
  -------------------------------------------------                Article, the Corporation may choose not to issue share
  Provided, however, that this provision shall not apply           ---------                ----------
  ------------------------------------------------------           certificates representing its shares constituting less
  if the Share Handling Regulations established by the                          -----------------------------------------
  ----------------------------------------------------             than one unit (tangen) of shares.
  Board of Directors provide otherwise.                            ---------------------------------
  -------------------------------------
------------------------------------------------------------------------------------------------------------------------------
 Article 6. (Repurchase of Shares)                                Article 7. (Acquisition of Own Shares)
         -   -----------   ------                                          -   ------------   ----------
  The Company may repurchase its own shares upon                     The Corporation may acquire its own shares by a
                  ------------------------------                                         --------------------------
  approval by the Board of Directors by resolution in                resolution of the Board of Directors in accordance with
  -----------                                                        the provisions of Article 165, Paragraph 2 of the
  accordance with the provisions of the Commercial                                     -------------------------------
                                    --------------                   Corporation Act.
  Code Article 211-3 Paragraph 1 Item 2.                             ----------------
  --------------------------------------
------------------------------------------------------------------------------------------------------------------------------
 Article 7. (Transfer Agent)                                      Article 8. (Transfer Agent)
         -   --------------                                               -   --------------
  1. The Corporation shall have a transfer agent for its           1. The Corporation shall have a transfer agent
                                ------------------------                                         ----------------
  shares.                                                          (kabunushimeibo-kanrinin).
  -------                                                           -----------------------

  2. The transfer agent and the location of its office shall       2. The transfer agent and the location of its office shall
         --------------                                                   --------------
  be selected by a resolution of the Board of Directors,           be designated by a resolution of the Board of
     --------                                                         ----------
  and public notice thereof shall be given.                        Directors, and public notice thereof shall be given.


                                                              -1-


  3. The register of shareholders (including the register          3. The register of shareholders (including the register
  of beneficial shareholders; hereinafter the same                 of beneficial shareholders; hereinafter the same
  interpretation being applicable) and the register of lost        interpretation being applicable), the register of lost
                                   ---                             share certificates, and the register of stock acquisition
  stock certificates shall be kept at the office of the                                -------------------------------------
  transfer agent. The registration of the transfer of              rights shall be kept at the office of the transfer agent.
  --------------  -----------------------------------              ------                                    --------------
  shares, the purchase of shares constituting less than            The entry or recording into the register of
  ------                                                           -------------------------------------------
  one unit (tangen) and any other matters related to the           shareholders, the register of lost share certificates and
  shares shall be handled by the transfer agent and not            ---------------------------------------------------------
                                 --------------                    the register of stock acquisition rights, the purchase of
  by the Corporation.                                              ----------------------------------------
                                                                   shares constituting less than one unit (tangen) and any
                                                                   other matters related to the shares and stock acquisition
                                                                                                       ---------------------
                                                                   rights shall be handled by the transfer agent and not by
                                                                   ------                         --------------
                                                                   the Corporation.
------------------------------------------------------------------------------------------------------------------------------
 Article 8. (Share Handling Regulations)                          Article 9. (Share Handling Regulations)
         -                                                                -
  The denomination of the share certificates of the                The denomination of the share certificates issued by
                                             ---                                                              ---------
  Corporation, and the procedures for and fees for                 the Corporation, and the procedures for and fees for
  registering the transfer of shares, purchasing shares            the entry or recording into the register of shareholders,
  ----------------------------------                               ---------------------------------------------------------
  constituting less than one unit (tangen) and any other           the register of lost share certificates and the register of
  matters relating to the handling of shares shall be              -----------------------------------------------------------
  subject to the Share Handling Regulations established            stock acquisition rights, purchasing shares constituting
  by the Board of Directors.                                       ------------------------
                                                                   less than one unit (tangen) and any other matters
                                                                   relating to the handling of shares and stock acquisition
                                                                                                      ---------------------
                                                                   rights shall be subject to the Share Handling
                                                                   ------
                                                                   Regulations established by the Board of Directors.
------------------------------------------------------------------------------------------------------------------------------
 Article 9. (Record Date)                                         Article 10. (Record Date)
         -                                                                --
  1. The Corporation shall, with respect to the shares             1. The Corporation shall deem any shareholder
                          ----------------------------             (including beneficial shareholders; hereinafter the
  issued on or before March 31 in each year, deem any              same interpretation being applicable) entered or
  -------------------------------------------                      recorded in the final register of shareholders as of
  shareholder (including the beneficial shareholder;               March 31 in such year to be a shareholder entitled to
  hereinafter the same interpretation being applicable)            exercise its rights at the ordinary general meeting of
  entered or recorded in the final register of shareholders        shareholders for that business year.
  as of March 31 in such year to be a shareholder entitled                               -------------
  to exercise its rights at the ordinary general meeting of
  shareholders for that particular accounting period.
                                   ------------------
  With respect to the shares issued during the period
  ---------------------------------------------------
  from April 1 to the date of the ordinary general
  ------------------------------------------------
  meeting of shareholders, the Corporation shall deem
  ---------------------------------------------------
  any shareholder entered or recorded in the final
  ------------------------------------------------
  register of shareholders as of the date of issue of such
  --------------------------------------------------------
  shares to be a shareholder entitled to exercise its rights
  ----------------------------------------------------------
  at such ordinary general meeting of shareholders.
  -------------------------------------------------

  2.  (Omitted)                                                    2.  (Unchanged)
------------------------------------------------------------------------------------------------------------------------------
 CHAPTER III. GENERAL MEETINGS OF SHAREHOLDERS                    CHAPTER III. GENERAL MEETINGS OF SHAREHOLDERS
------------------------------------------------------------------------------------------------------------------------------
 Article 11. (Resolutions)                                        Article 12. (Resolutions)
         --                                                               --
  1. All resolutions of a general meeting of shareholders          1. All resolutions of a general meeting of shareholders
  shall be adopted by a majority vote of the shareholders          shall be adopted by a majority vote of the shareholders
                                             ------------                                                     ------------
  present at the meeting, unless otherwise provided by             present at the meeting who are entitled to vote, unless
  laws and regulations or the Articles of Incorporation of                                ------------------------
  the Corporation.                                                 otherwise provided by laws and regulations or these
                                                                   Articles of Incorporation of the Corporation.

  2. Special resolutions as specified by Article 343 of            2. Special resolutions as specified by Article 309,
                                         --------------                                                   ------------
  the Commercial Code shall be passed by not less than             Paragraph 2 of the Corporation Act shall be adopted by
  --------------------                ---                          -----------------------------------                 --
  two-thirds of the voting rights held by the attending            not less than two-thirds (2/3) of the votes of the
  shareholders who hold not less than one-third of the             shareholders present at the meeting who hold shares
  voting rights of all shareholders.                               representing in aggregate not less than one-third (1/3)
                   ----------------                                of the voting rights of all shareholders who are entitled
                                                                                           ---------------------------------
                                                                   to vote.
                                                                   -------
------------------------------------------------------------------------------------------------------------------------------


                                                              -2-


 Article 13. (Exercise of Voting Rights by Proxy)                 Article 14. (Exercise of Voting Rights by Proxy)
         --                                                               --
  1. (Omitted)                                                     1. (Unchanged)

  2. In cases where the preceding paragraph applies, the           2. In cases where the preceding paragraph applies, the
                                                     ---           shareholder or its proxy shall file with the Corporation
  shareholder or its proxy shall file with the Corporation         a document establishing the proxy's power of
  a document establishing the proxy's power of                     representation for each general meeting of
  representation.                                                                ----------------------------
                                                                   shareholders.
                                                                   -------------

  (New)                                                            3. The Corporation may refuse a shareholder having
                                                                   --------------------------------------------------
                                                                   two (2) or more proxies attend a general meeting of
                                                                   ---------------------------------------------------
                                                                   shareholders.
                                                                   -------------
------------------------------------------------------------------------------------------------------------------------------
   (New)                                                          Article 15. (Deemed Delivery of Reference Documents,
                                                                  ----------------------------------------------------
                                                                     etc. for General Meeting of Shareholders)
                                                                     -----------------------------------------
                                                                   Upon convening a general meeting of shareholders, the
                                                                   -----------------------------------------------------
                                                                   Corporation may deem that the information which is
                                                                   --------------------------------------------------
                                                                   required to be described or indicated in reference
                                                                   --------------------------------------------------
                                                                   documents for the general meeting of shareholders,
                                                                   --------------------------------------------------
                                                                   business reports, financial statements and consolidated
                                                                   -------------------------------------------------------
                                                                   financial statements shall be provided to the
                                                                   ---------------------------------------------
                                                                   shareholders, in the event that it is disclosed, pursuant
                                                                   ---------------------------------------------------------
                                                                   to laws and regulations, through the method by which
                                                                   ----------------------------------------------------
                                                                   shareholders may receive such information through an
                                                                   ----------------------------------------------------
                                                                   electronic means.
                                                                   -----------------
------------------------------------------------------------------------------------------------------------------------------
 CHAPTER IV. DIRECTORS AND BOARD OF DIRECTORS                     CHAPTER IV. DIRECTORS AND BOARD OF DIRECTORS
------------------------------------------------------------------------------------------------------------------------------
 Article 14. (Number of Directors)                                Article 16. (Number of Directors)
         --                                                               --
  The Corporation shall have no more than thirty (30)              The Corporation shall have no more than thirty (30)
  Directors.                                                       Directors.
------------------------------------------------------------------------------------------------------------------------------
 Article 15. (Election of Directors)                              Article 17. (Election of Directors)
         --                                                               --
  1.  Directors shall be elected at general meetings of            1. Directors shall be elected by a resolution of a
                                 ---                                                             -------------------
  shareholders.                                                    general meeting of shareholders.

 2. Directors shall be elected by a majority vote of the           2. A resolution for the election of Directors shall be
                       --------                                       ---------------------------------
  shareholders present at the meeting who hold shares              adopted by a majority vote of the shareholders present
  representing in aggregate not less than one-third (1/3) of       at the meeting who hold shares representing in
  the voting rights of all the shareholders.                       aggregate not less than one-third (1/3) of the voting
                       --------------------                        rights of all the shareholders who are entitled to vote.
                                                                             ---------------------------------------------
  3.  (Omitted)                                                    3.  (Unchanged)
------------------------------------------------------------------------------------------------------------------------------
  Article 16. (Term of Office of Directors)                       Article 18. (Term of Office of Directors)
          --                                                              --
  1. The term of office of Directors shall expire at the           1. The term of office of Directors shall expire at the
  closing of the ordinary general meeting of shareholders          closing of the ordinary general meeting of shareholders
  to be held for the last fiscal year of the Corporation           to be held for the last business year of the Corporation
                 ---------------------------------------                          -----------------------------------------
  ending within one (1) year after their assumption of             ending within one (1) year after their election.
  ----------------------------------------------------             -----------------------------------------------
  office.
  ------

  2. The term of office of any Director elected in order to        2. The term of office of any Director elected in order to
                                        -------                                                          -------
    increase the number of Directors or to fill a vacancy            increase the number of Directors or to fill a vacancy
    shall be the balance of the term of office of the other          shall be the balance of the term of office of the other
    Directors who hold office at the time of his/ her                Directors who hold office at the time of his/ her
    election.                                                        election.
------------------------------------------------------------------------------------------------------------------------------


                                                              -3-


 Article 17. (Representative Directors and Executive                 Article 20. (Representative Directors and Executive
         --                                                                  --
    Directors)                                                         Directors)
  1. The Corporation shall, by a resolution of the Board              1. The Board of Directors shall designate one or more
     ---------------------------------------------------                 --------------------------------------------------
  of Directors, designate one or more Directors who                   Representative Directors by its resolution.
  -------------------------------------------------                   ------------------------------------------
  shall represent the Corporation.
  --------------------------------

  2. The Corporation may, by a resolution of the Board                2. The Board of Directors may appoint one Chairman
                             -------------------------                   -----------------------
    of Directors, appoint one Chairman of the Board, one                of the Board, one President and one or more Vice
    ------------                                                        Chairman of the Board, Executive Vice Presidents
    President and one or more Vice Chairmen of the                      and Senior Managing Directors by its resolution.
    Board, Executive Vice Presidents and Senior                                                          --------------
    Managing Directors.
------------------------------------------------------------------------------------------------------------------------------
 Article 18. (Honorary Chairmen and Senior Advisors)              Article 21. (Honorary Chairmen and Senior Advisors)
         --                                                               --
  The Corporation may appoint Honorary Chairmen and                The Board of Directors may appoint Honorary
  Senior Advisors by a resolution of the Board of                  ----------------------
                     ----------------------------                  Chairmen and Senior Advisors by its resolution.
  Directors.                                                                                       --------------
  ---------
------------------------------------------------------------------------------------------------------------------------------
 Article 19. (Board of Directors)                                 Article 19. (Board of Directors)
  (New)                                                            1. The Corporation shall have a Board of Directors.
                                                                   ---------------------------------------------------

  1.  (Omitted)                                                   2. (Unchanged)
  -                                                               --

  (New)                                                            3. With respect to matters to be resolved by the Board
                                                                   ------------------------------------------------------
                                                                   of Directors, the Corporation shall deem that such
                                                                   --------------------------------------------------
                                                                   matters were approved by a resolution of the Board of
                                                                   -----------------------------------------------------
                                                                   Directors when all the Directors express their
                                                                   ----------------------------------------------
                                                                   agreement in writing or by electronic records.
                                                                   ----------------------------------------------
                                                                   Provided, however, that this provision shall not apply
                                                                   ------------------------------------------------------
                                                                   when any Corporate Auditor expresses his/her
                                                                   --------------------------------------------
                                                                   objection to such matters.
                                                                   --------------------------

  2. In addition to the provisions of the preceding                4. In addition to the preceding two (2) paragraphs, the
  -                                                                -                               --------
  paragraph, the management of the Board of Directors              management of the Board of Directors shall be subject to
  shall be subject to the Regulations of the Board of              the Regulations of the Board of Directors established by
  Directors established by the Board of Directors.                 the Board of Directors.
------------------------------------------------------------------------------------------------------------------------------
 Article 20. (Exemption from Liability of Directors)              Article 22. (Exemption from Liability of Directors)
         --                                                               --
  The Corporation may exempt Directors (including                  In accordance with the provisions of Article 426,
                             --------------------                  -------------------------------------------------
  former Directors) from liability for their actions as            Paragraph 1 of the Corporation Act, the Corporation
  -----------------------------------------------------            ---------------------------------------------------
  stipulated in Article 266, Paragraph 1, Item 5 of the            may, by a resolution of the Board of Directors, exempt
  -----------------------------------------------------            ------------------------------------------------------
  Commercial Code within the limits specified in Article           Directors (including former Directors) from liabilities
  ------------------------------------------------------           -------------------------------------------------------
  266 Paragraphs 12,17,and 18 of the Commercial Code               provided for in Article 423, Paragraph 1 of the
  --------------------------------------------------               -----------------------------------------------
  by resolution of the Board of Directors adopted in               Corporation Act within the limits stipulated by laws
  --------------------------------------------------               ----------------------------------------------------
  accordance with applicable law when such Directors               and regulations.
  --------------------------------------------------               ----------------
  were performing their duties in good faith and in the
  -----------------------------------------------------
  absence of gross negligence.
  ----------------------------
------------------------------------------------------------------------------------------------------------------------------
 CHAPTER V. CORPORATE AUDITORS AND                                CHAPTER V. CORPORATE AUDITORS AND
 BOARD OF CORPORATE AUDITORS                                      BOARD OF CORPORATE AUDITORS
------------------------------------------------------------------------------------------------------------------------------
 Article 21. (Number of Corporate Auditors)                       Article 23. (Establishment of Corporate Auditors and
         --   ------                                                      --   ---------------------------------------
                                                                     Number of Corporate Auditors)
                                                                     ------
  The Corporation shall have no more than seven (7)                The Corporation shall have no more than seven (7)
  Corporate Auditors.                                              Corporate Auditors.
------------------------------------------------------------------------------------------------------------------------------
 Article 22. (Election of Corporate Auditors)                     Article 24. (Election of Corporate Auditors)
         --                                                               --
  1.  Corporate Auditors shall be elected at general               1.  Corporate Auditors shall be elected by a resolution
                                          ---                                                              ---------------
  meetings of shareholders.                                        of a general meeting of shareholders.
                                                                   ---


                                                              -4-



  2. Corporate Auditors shall be elected by a majority             2. A resolution for the election of Corporate Auditors
                                 -------                              ---------------------------------
    vote of the shareholders present at the meeting who              shall be adopted by a majority vote of the
    hold shares representing in aggregate not less than              shareholders present at the meeting who hold shares
    one-third (1/3) of the voting rights of all the                  representing in aggregate not less than one-third
                                            -------                  (1/3) of the voting rights of all the shareholders who
    shareholders.                                                                                  ------------------------
    ------------                                                     are entitled to vote.
                                                                     --------------------
------------------------------------------------------------------------------------------------------------------------------
 Article 23. (Term of Office of Corporate Auditors)               Article 25. (Term of Office of Corporate Auditors)
         --                                                               --
  1. The term of office of Corporate Auditors shall                1. The term of office of Corporate Auditors shall
  expire at the closing of the ordinary general meeting of         expire at the closing of the ordinary general meeting of
  shareholders to be held for the last fiscal year of the          shareholders to be held for the last business year of the
                              ---------------------------                                      -----------------------------
  Corporation ending within four (4) years after their             Corporation ending within four (4) years after their
  ----------------------------------------------------             ----------------------------------------------------
  assumption of office.                                            election.
  --------------------                                             --------

  2. The term of office of any Corporate Auditor elected           2. The term of office of any Corporate Auditor elected
                                                 -------                                                          -------
  to fill a vacancy shall be the balance of the term of              to fill a vacancy shall be the balance of the term of
  office of the Corporate Auditor whom he/she succeeds.              office of the Corporate Auditor whom he/she
                                                                     succeeds.
------------------------------------------------------------------------------------------------------------------------------
 Article 24. (Full-time Corporate Auditor)                        Article 27. (Full-time Corporate Auditor)
         --                                                               --
  One or more full-time Corporate Auditors shall be                The Board of Corporate Auditors shall, by its
  -------------------------------------------------                ----------------------------------------------
  elected by the Corporate Auditors from among                     resolution, select one or more full-time Corporate
  --------------------------------------------                     --------------------------------------------------
  themselves.                                                      Auditors.
  ----------                                                       --------
------------------------------------------------------------------------------------------------------------------------------
 Article 25. (Board of Corporate Auditors)                        Article 26. (Board of Corporate Auditors)
 ----------                                                       ----------
  (New)                                                            1. The Corporation shall have a Board of Corporate
                                                                   --------------------------------------------------
                                                                   Auditors.
                                                                   ---------

  1. (Omitted)                                                     2. (Unchanged)
  -                                                                -

  2. (Omitted)                                                     3. (Unchanged)
  -                                                                -
------------------------------------------------------------------------------------------------------------------------------
 Article 26. (Exemption from Liability of Corporate               Article 28. (Exemption from Liability of Corporate
         --                                                               --
    Auditors)                                                        Auditors)
  The Corporation may exempt Corporate Auditors                    In accordance with the provisions of Article 426,
                             ------------------                    -------------------------------------------------
  (including former Corporate Auditors) from liability             Paragraph 1 of the Corporation Act, the Corporation
  ----------------------------------------------------             ------------------------------------
  for their actions as stipulated in Article 266 Paragraph         may, by a resolution of the Board of Directors, exempt
  --------------------------------------------------------            --------------------------------------------
  1 Item 5 of the Commercial Code within the limits                Corporate Auditors (including former Corporate
  -------------------------------------------------                ----------------------------------------------
  specified in Article 266 Paragraph 12 of the                     Auditors) from liabilities provided for in Article 423,
  --------------------------------------------                     -------------------------------------------------------
  Commercial Code as applied mutatis mutandis under                Paragraph 1 of the Corporation Act within the limits
  -------------------------------------------------                ----------------------------------------------------
  the provisions of Article 280 Paragraph 1 of the                 stipulated by laws and regulations.
  ------------------------------------------------                 -----------------------------------
  Commercial Code by resolution of the Board of
  ---------------------------------------------
  Directors adopted in accordance with applicable law
  ---------------------------------------------------
  when such Corporate Auditors were performing their
  --------------------------------------------------
  duties in good faith and in the absence of gross
  ------------------------------------------------
  negligence.
  -----------
------------------------------------------------------------------------------------------------------------------------------
  (New Article)                                                   Article 29. (Liability Limitation Agreement with
                                                                  ------------------------------------------------
                                                                     Outside Corporate Auditors)
                                                                     ---------------------------
                                                                   In accordance with the provisions of Article 427,
                                                                   -------------------------------------------------
                                                                   Paragraph 1 of the Corporation Act, the Corporation
                                                                   ---------------------------------------------------
                                                                   may enter into an agreement with outside Corporate
                                                                   --------------------------------------------------
                                                                   Auditors, limiting liabilities provided for in Article
                                                                   ------------------------------------------------------
                                                                   423, Paragraph 1 of the Corporation Act.
                                                                   ----------------------------------------
------------------------------------------------------------------------------------------------------------------------------
  (New Chapter)                                                   CHAPTER VI.  ACCOUNTING AUDITOR
  -------------                                                   -------------------------------
------------------------------------------------------------------------------------------------------------------------------


                                                              -5-


  (New Article)                                                   Article 30. (Accounting Auditor)
                                                                  --------------------------------
                                                                   The Corporation shall have an Accounting Auditor
                                                                   ------------------------------------------------
                                                                   (kaikeikansa-nin).
                                                                   ------------------
------------------------------------------------------------------------------------------------------------------------------
 CHAPTER VI. ACCOUNTS                                             CHAPTER VII. ACCOUNTS
         --                                                               ---
------------------------------------------------------------------------------------------------------------------------------
 Article 27. (Fiscal Year and Closing Date of Accounts)           Article 31. (Business Year)
         ---  ----------------------------------------                    --   -------------
  The fiscal year of the Corporation shall be from April           The business year of the Corporation shall be one (1)
  ---------------                                                  -----------------                             -------
  1 in each year to March 31 of the following year, and            year from April 1 of each year until March 31 of the
                                                    ---            ----
  the closing date of the Corporation's accounts shall be          following year.
  -------------------------------------------------------
  the last day of each fiscal year.
  --------------------------------
------------------------------------------------------------------------------------------------------------------------------
 Article 28. (Dividends, etc.)                                    Article 32. (Dividends from Surplus, etc.)
         --   ---------------                                             --   ----------------------------
  1. Dividends of the Corporation shall be paid in                 1. Dividends from surplus of the Corporation shall be
     ---------------------------------------------                    --------------------------------------------------
  accordance with the register of shareholders as of the           paid to the shareholders or registered share pledgees
  ---------------                              ---------           -----------------------------------------------------
  closing date of the Corporation's accounts.                      entered or recorded in the final register of shareholders
  ------------------------------------------                       ---------------------------------
                                                                   as of March 31 of each year.
                                                                   ---------------------------


  2. The Corporation may, pursuant to a resolution of              2. The Corporation may, by a resolution of the Board
                          ------------                                                     ---
  the Board of Directors, distribute such money as                 of Directors, distribute dividends from surplus as
                          ------------------------                               ------------------------------------
  provided for in Article 293-5 of the Commercial Code             provided for in Article 454, Paragraph 5 of the
  ----------------------------------------------------             -----------------------------------------------
  (hereinafter referred to as interim dividends) in                Corporation Act to the shareholders or registered share
  -------------------------------------------------                -------------------------------------------------------
  accordance with the final register of shareholders as of         pledgees entered or recorded in the final register of
  ----------------                                                 -----------------------------
  September 30 of each year.                                       shareholders as of September 30 of each year.


  (New)                                                            3. In addition to the preceding two (2) paragraphs, the
                                                                   -------------------------------------------------------
                                                                   Corporation may, by a resolution of the Board of
                                                                   ------------------------------------------------
                                                                   Directors, decide on matters provided for in each Item
                                                                   ------------------------------------------------------
                                                                   of Article 459, Paragraph 1 of the Corporation Act.
                                                                   ---------------------------------------------------


  3. No interest shall be paid on unpaid dividends or              4. No interest shall be paid on unpaid dividends from
  -                                      ------------                                                     ---------------
  unpaid interim dividends.                                           surplus.
         -----------------                                            -------
------------------------------------------------------------------------------------------------------------------------------
 Article 29. (Dispensation from Payment of Dividends)             Article 33. (Dispensation from Payment of Dividends
         --                                ---------                      --                                ---------
  The Corporation shall not be obliged to pay any                    from Surplus, etc.)
  dividends or interim dividends after three (3) years               ------------------
  ------------------------------                                   In the case where the dividends from surplus are paid
  have expired from the date of tender thereof.                    -----------------------------------------------------
                                                                   by cash, the Corporation shall not be obliged to pay
                                                                   ---------
                                                                   any dividends from surplus after three (3) years have
                                                                   expired from the date of tender thereof.
                                                                                                   -------
------------------------------------------------------------------------------------------------------------------------------
                  SUPPLEMENTARY PROVISIONS                                        SUPPLEMENTARY PROVISIONS
------------------------------------------------------------------------------------------------------------------------------
 Article 1. (Term of Office of Corporate Auditors)                 (Delete)
 -------------------------------------------------
  With respect to the term of office of Corporate
  -----------------------------------------------
  Auditors in office prior to the closing of the ordinary
  -------------------------------------------------------
  general meeting of shareholders held for the fiscal year
  --------------------------------------------------------
  ending in March 2003, "within four (4) years after
  --------------------------------------------------
  their assumption of office" as it appears in Article 22
  -------------------------------------------------------
  shall be read as "within three (3) years after their
  ----------------------------------------------------
  assumption of office."
  ----------------------
------------------------------------------------------------------------------------------------------------------------------
                                                                                                                         (END)


                                                              -6-